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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             FIBREBOARD CORPORATION
                           (NAME OF SUBJECT COMPANY)


                             FIBREBOARD CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   315712109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            MICHAEL R. DOUGLAS, ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                             FIBREBOARD CORPORATION
                          2200 ROSS AVENUE, SUITE 3600
                              DALLAS, TEXAS 75201
                                 (214) 954-9500

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Fibreboard Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 2200 Ross Avenue, Suite 3600, Dallas, Texas 75201. The title of the equity securities to which this Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of the Company, including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 25, 1988 (as amended, the "Rights Agreement"), between the Company and The First National Bank of Boston, as successor Rights Agent (collectively, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 30, 1997 (the "Schedule 14D-1"), by Sierra Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Owens Corning, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, including the associated Rights, at a price of $55.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which Schedule 14D-1, Offer to Purchase, Letter of Transmittal and other documents, together with any supplements or amendments thereto, are referred to herein collectively as the "Offer Documents").

  According to the Schedule 14D-1, the principal executive offices of Parent and the Offeror are located at One Owens Corning Parkway, Toledo, Ohio 43659.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 27, 1997 (the "Merger Agreement"), among Parent, the Offeror and the Company. A copy of the Merger Agreement is filed as Exhibit 1(a) to this Statement and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or the Offeror or their respective executive officers, directors or affiliates.

SEVERANCE AND RELATED MATTERS

  Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates are described in Annex B hereto and incorporated herein by reference.

  At a meeting of the Board of Directors of the Company (the "Board") held on May 19, 1997, in order to provide certain executives with certain additional benefits consistent with the current policy of the Company regarding an officer's entitlement to benefits upon the termination of his employment, the Board authorized and approved the adoption of a severance agreement with the Chief Executive Officer of the Company (the "CEO") and the amendment of its severance agreements with seven senior executives (the "Senior Executives", and the severance agreements, as amended, including the CEO's new severance agreement, except as otherwise noted below, in the same form as that given to the Senior Executives, the "Amended Severance Agreements"). The Board also authorized the Company to enter into severance agreements with seventeen additional executives and managers (such executives and managers, the "Managers", and the severance agreements, the "Manager Severance Agreements"). In addition, to provide severance protection to the employees of the Company's Dallas, Texas office (the "Dallas Office") in the event that such employees are terminated following a Change of Control (as defined below), the Board authorized and adopted a Dallas severance plan ("Dallas Severance Plan") covering all the employees at the Dallas office (the "Dallas Employees"). Copies of the forms of the

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Amended Severance Agreements, the Manager Severance Agreement, and the Dallas
Severance Plan (collectively, the "Severance Arrangements") are filed as Exhibits 2(b), 3 and 4, respectively, hereto, and are incorporated herein by reference.

  The Amended Severance Agreements provide that in the event that the employment of a Senior Executive or the CEO is terminated by the Company without Cause (as defined below) or by the Senior Executive or the CEO in a Constructive Termination (as defined below) within two years following a Change of Control, the Senior Executive or the CEO shall be entitled to the following:
(i) a lump sum equal to two years for Senior Executives and three years for the CEO (such two or three year period, as applicable, the "Severance Period") of base salary and bonus; (ii) the bonus for the year of termination, pro-rated through his or her date of termination; (iii) full vesting on all stock options, restricted stock and phantom stock units previously awarded, to the extent not already vested, to the Senior Executive or the CEO; (iv) for purposes of the Company's benefit plans, programs and fringe benefits (including any non-qualified plans), the Senior Executive or the CEO shall be treated as continuing to participate in such plans or programs (including, but not limited to, any medical or insurance benefits, non-qualified pension plans, and retiree welfare plans) for the Severance Period (or for any non-qualified pension plan, receives a payment in lieu of any further participation); (v) if the Senior Executive or the CEO relocated from California in the past year, up to $75,000 to reimburse the Senior Executive's or the CEO's relocation expenses to return to California; and (vi) a gross-up payment in respect of any excise and other taxes imposed in connection with any "excess parachute payments" under the Internal Revenue Code of 1986, as amended (the "Code").

  In addition, Senior Executives (other than the CEO) may voluntarily terminate their employment within 6 months of the Change of Control and receive 75% of the cash severance payment provided in (i) above and 100% of the pro-rated bonus as well as all the continued benefits and pension accruals provided above for 18 months (rather than the Severance Period of 24 months). In the case of the CEO, he may voluntarily terminate his employment for any reason within two years following a Change of Control and receive all of the benefits listed in the paragraph above.

  The final form of the CEO's Amended Severance Agreement will provide for the greater of the benefits provided in his existing employment agreement or the form of the Amended Severance Agreement. The existing employment agreement is filed as Exhibit 2(a) hereto and is incorporated herein by reference.

  The Manager Severance Agreements provide that upon a termination by the Company without Cause or by the Manager in a Constructive Termination, the Manager shall be entitled to receive: (i) one year's base salary; (ii) the Manager's bonus for the fiscal year of termination; (iii) an amount equal to the Manager's maximum bonus for the fiscal year of termination, prorated for the period of the Manager's actual employment during the fiscal year of termination; and (iv) continuation of insurance benefits and fringe benefits for 12 months following the termination; provided, however, that for five of the Managers, in the event they are terminated by the Company without Cause or by the Manager in a Constructive Termination within 12 months following a Change of Control, they shall receive the benefits above, but instead of one year's base salary and bonus, they shall receive 18 months of base salary and bonus and the insurance and fringe benefit continuation shall be for 18 months, instead of 12 months.

  The Dallas Severance Plan provides that upon a Dallas Employee's termination of employment by the Company without Cause or by a Dallas Employee in a Constructive Termination, the Dallas Employee shall be entitled to: (i) the base salary for the applicable severance period (which shall range from three to 12 months, depending on the employee), (ii) the bonus for such severance period, (iii) a bonus pro-rated through the employee's date of termination,
(iv) continuation of insurance benefits for the applicable severance period, and (v) if the employee had relocated from California to Dallas within the last year, up to $50,000 to pay for relocation expenses to return to California.

  Under the Severance Arrangements, a "Change of Control" is deemed to have occurred if: (i) the holders of the voting securities of the Company shall have approved a merger or consolidation of the Company with any other entity, unless the proposed merger or consolidation would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; (ii) a plan of complete liquidation of the Company shall have been adopted or the holders of voting securities of the Company shall have approved an agreement for the sale or disposition by the Company (in one transaction or a series of transactions) of all or substantially all of the Company's assets; (iii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 ("Exchange Act")) shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 15% or more of the combined voting power of the Company's then outstanding shares; (iv) during any period of two consecutive years, members who at the beginning of such period constituted the Board shall have ceased for any reason to constitute a majority thereof, unless the election, or nomination for election by the Company's stockholders, of each director shall have been approved by the vote of at least two-thirds of the directors then still in office and who were directors at the beginning of such period (so long as such director was not nominated by a person who has expressed an intent to effect a Change of Control or engage in a proxy or other control context); or (v) the occurrence of any other change of control of a nature that would be required to be reported in accordance with Form 8-K pursuant to Sections 13 or 15(d) of the Exchange Act or in the Company's proxy statement in accordance with Schedule 14A of Regulation 14A promulgated under the Exchange Act, or in any successor forms or regulations to the same effect. Consummation of the Offer will constitute a Change of Control under the Severance Arrangements.

  Under the Severance Arrangements, "Cause" is defined as (i) a conviction of any felony, or (ii) a willful failure by the employee to substantially perform his duties, other than a failure resulting from the employee's complete or partial incapacity due to physical or mental illness or impairment.

  Under the Severance Arrangements, "Constructive Termination" is defined as any of the following: (i) the employee's base salary is reduced without his written consent, or (ii) the employee's annual compensation potential (consisting of base salary plus total annual bonus potential) is reduced without his written consent, or (iii) the employee is required by the Company without his written consent to relocate to a new place of business that is more than fifty miles from the employee's place of employment prior to the Change of Control (or a substantial increase in the amount of required business travel), or (iv) there is a material adverse change in the employee's duties or responsibilities in comparison to the duties or responsibilities which the executive had prior to the Change of Control.

  In addition to amending and authorizing the Severance Arrangements, the
Board: (i) approved the amendment of the 1995 Stock Incentive Plan and the 1988 Stock Option Plan so that all options and stock units issued under the plan would immediately vest upon a Change of Control; (ii) approved the amendment of the Long-Term Equity Incentive Plan to provide that units will not be valued at less than the price provided in the Change of Control; and
(iii) approved the amendment of the Profit Sharing/401(k) retirement plan so that: (a) employees at the Dallas Office who are terminated within two years following a Change of Control would be vested in the plan, and (b) all employees at the Dallas Office would receive a retirement contribution for 1997.

  The Company also has indemnification agreements with each member of the Board and each executive officer. The indemnification agreements supplement the protections afforded to the Company's directors and executive officers under the Company's Restated Certificate of Incorporation. In general, the indemnification agreements provide for the Company to indemnify directors and executive officers against expenses, judgments, fines, and amounts paid in settlement arising in connection with actions, suits or proceedings, whether civil, criminal, administrative or investigative (including actions by or in the right of the Company) against any director or executive officer relating to his or her services to the Company unless such director's or executive officer's conduct has been finally adjudged to have been knowingly fraudulent or deliberately dishonest or to constitute willful misconduct. The indemnification agreements are binding upon the Company and any successor to the Company.

  The foregoing description of the indemnification agreements is qualified in its entirety by reference to the form of agreement which is filed as Exhibit 5 hereto and is incorporated herein by reference.

MERGER AGREEMENT

  The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement which is filed as Exhibit 1(a) hereto and is incorporated herein by reference.

  The Offer. The Offeror commenced the Offer in accordance with the terms of the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, each of the Company, Parent and the Offeror have agreed, subject to certain exceptions, to use its reasonable best efforts to cause the purchase of Shares pursuant to the Offer and the consummation of the Merger to occur as soon as reasonably practicable. Without limiting the foregoing, each of the Company, Parent and the Offeror have agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them in connection with the Offer and the Merger. In addition, neither Parent nor any of its subsidiaries is obligated in connection with obtaining any required HSR Act or other governmental approvals to divest or hold separate or to otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of the businesses, product lines or assets of Parent or any of its subsidiaries or that would have a material adverse effect on Parent. Pursuant to the Merger Agreement, the Offeror expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of the Company, the Offeror shall not (i) reduce the number of Shares to be purchased in the Offer, (ii) reduce the Offer Price (as defined below), (iii) impose any conditions to the Offer in addition to the conditions described in Section 15 of the Schedule 14D-1 (the "Offer Conditions") or modify such Offer Conditions (other than to waive any Offer Condition to the extent permitted by the Merger Agreement), (iv) except as provided in the next sentence, extend the Offer,
(v) change the form of consideration payable in the Offer or (vi) make any other change or modification in any of the terms of the Offer in any manner that is adverse to the holders of Shares. Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (i) extend the Offer, if at the scheduled expiration date of the Offer any of the Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer and (iii) extend the Offer for a period of up to five business days if, on any scheduled expiration date on which the Offer Conditions shall have been satisfied or waived, the number of Shares that have been validly tendered and not withdrawn represent more than 70% of the voting power of the Shares (on a fully diluted basis), but less than 90% of the voting power of the then issued and outstanding Shares. The Merger Agreement further provides that in the event that the Offeror would otherwise be entitled to terminate the Offer at any scheduled expiration date thereof due to the failure of one or more of the Offer Conditions, unless the Merger Agreement shall have been terminated pursuant to its terms, the Offeror shall, and Parent shall cause the Offeror to, extend the Offer until such date as the Offer Conditions have been satisfied or such later date as required by applicable law but not beyond November 30, 1997.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, the Offeror shall be merged with and into the Company at the effective time of the Merger (the "Effective Time"). Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Offeror and the Company in accordance with the DGCL. At the Effective Time, the Charter, as amended as of the Effective Time, and Bylaws of the Company shall be the Charter and Bylaws of the Surviving Corporation. The directors of the Offeror shall become the directors of the Surviving Corporation and the officers of the Company shall become the officers of the Surviving Corporation.

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  Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of any securities of the Offeror or the Company, each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Offeror, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the DGCL) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, $55.00 per share (the "Offer Price"). Each share of stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of the Offeror, be converted into and become one fully paid and nonassessable Share, $.01 par value, of the Surviving Corporation.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror. The representations and warranties of the Company relate, among other things, to its organization and qualification; subsidiaries; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals; filings made by the Company with the Commission under the Securities Act or the Exchange Act (including financial statements included in the documents filed by the Company under these acts); absence of any material adverse change; compliance with laws; tax matters; liabilities; benefit plans and employees and employment practices; litigation; environmental matters; state takeover statutes and the execution of an amendment to the Rights Agreement; and asbestos related matters.

  The Offeror and Parent have also made customary representations and warranties to the Company. Representations and warranties of the Offeror and Parent relate, among other things, to: their organization and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals; and financing.

  Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to such time as Parent's designees shall constitute a majority of the Board of Directors of the Company, the Company has agreed that it will, and will cause its subsidiaries to, in all material respects, except as contemplated by the Merger Agreement, carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and key employees and preserve its present relationships with customers, suppliers and others having significant business dealings with it. The Company has agreed that, except as otherwise expressly contemplated by the Merger Agreement, during such period, except as contemplated by the Merger Agreement, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

    (a) (x) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such (other than the payment by a subsidiary of the Company of a dividend or distribution to the Company or another wholly owned subsidiary of the Company), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire any shares of its capital stock or those of any subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (b) except as set forth in the letter from the Company to Parent dated the date of the Merger Agreement and except as required under existing employee benefit plans, agreements, policies, awards or arrangements in effect on the date of the Merger Agreement including, without limitation, the Company Stock Options (as defined below), issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities (other than pursuant to the Rights Agreement and other than issuances to a wholly owned subsidiary of the Company of its capital stock to the Company);

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    (c) amend its Charter or Bylaws or other similar organizational documents;

    (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than transactions that are (i) in the ordinary course of business consistent with past practice, (ii) which involve assets having a purchase price not in excess of $1,000,000 individually or $5,000,000 in the aggregate or
  (iii) acquisitions or purchases of assets to the extent permitted by paragraph (n) below;

    (e) other than settling disputes with the Company's insurance carriers in connection with insurance for asbestos-related property damage and other claims (excluding personal injury asbestos claims), sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice or which involve assets which in the aggregate are not in excess of $2,000,000;

    (f) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of others, enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings incurred in the ordinary course of business consistent with past practice not to exceed $2,000,000 in the aggregate or non-acquisition-related borrowings under existing credit facilities not to exceed $10,000,000 in the aggregate, or make any loans, advances or capital contributions to, or other investments in, any other person, other than to or in the Company or any wholly owned subsidiary of the Company;

    (g) except as set forth in the letter from the Company to Parent dated the date of the Merger Agreement, alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any subsidiary of the Company;

    (h) except as set forth in the letter from the Company to Parent dated the date of the Merger Agreement, increase the compensation payable or to become payable to its directors, officers or employees, except for increases required under employment agreements existing on the date hereof, and increases for officers and employees in the ordinary course of business consistent with past practice, or grant any severance or termination pay to, or enter into any employment or severance agreement, or establish, adopt, enter into, or amend or take action to enhance or accelerate any rights or benefits under, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except, in each case, as may be required by the terms of any such plan, agreement, trust, fund, policy or arrangement or to comply with applicable law or regulation;

    (i) knowingly violate or fail to perform any material obligation or duty imposed upon it by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

    (j) except as set forth in paragraphs (q) or (r) below, settle or compromise any suit, proceeding or claim or threatened suit, proceeding or claim for an amount that is more than $100,000 in the case of any individual suit, proceeding or claim or $250,000 for all suits, proceedings or claims;

    (k) except to the extent required by law or agreed to by Parent, (i) compromise any material tax liability or (ii) prepare or file any material tax return inconsistent with past practice or, on any such material tax return or otherwise, take any position, make any material election, or adopt any material accounting method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns;

    (l) redeem the Rights or, other than as contemplated by the Merger Agreement, amend the Rights Agreement;

    (m) except as may be required as a result of a change in law or in generally accepted accounting principles, make any material change in its methods of accounting;

    (n) make or agree to make any new capital expenditure or expenditures not previously finally committed to that, individually, exceeds $2,500,000; provided, however, that as to any individual capital expenditure in an amount equal to or greater than $1,000,000 but less than or equal to $2,500,000, the Company will consult with Parent (it being understood that no consent is required under the Merger Agreement);

    (o) except as permitted by paragraph (j) above or paragraph (q) or (r) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, (i) in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of the Company included in the documents filed by the Company pursuant to the Securities Act or the Exchange Act or incurred since the date of such financial statements in the ordinary course of business consistent with past practice or (ii) of liabilities required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date of the Merger Agreement;

    (p) excluding contracts covered by paragraphs (q) or (r) below, enter into, modify in any material respect, amend in any material respect or terminate any material contract or agreement to which the Company or any of its subsidiaries is a party or waive (except to the extent permitted by the Section entitled "Third Party Standstill Agreements" below), release or assign any material rights or claims except to the extent permitted by the Merger Agreement;

    (q) except to the extent permitted by the letter from the Company to Parent dated the date of the Merger Agreement, modify, waive or amend, or consent to any modification, waiver or amendment of, any provision of the Asbestos Agreements (as defined in the Merger Agreement);

    (r) enter into any agreement, or make any commitment, for the resolution of any asbestos personal injury lawsuits or for the payment of any settlement monies, fees, costs or disbursements relating thereto exceeding $12.5 million in the aggregate per 30 day period after the date of the Merger Agreement unless (i) any payments in respect of such agreements or commitments would be made entirely from funds provided by the Company's insurance carriers and (ii) would not, in the event of Global Court Disapproval (as defined in the Merger Agreement), result in a reduction or commitment of the amounts otherwise payable to the Company pursuant to the Trilateral Settlement Agreement (as defined in the Merger Agreement); provided, however, that the Company may, without regard to the restriction set forth in this paragraph (r), pay and discharge, and agree to pay and discharge, any claims with Outstanding Offers and Interim Claims (as defined in the Merger Agreement); or

    (s) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  No Solicitation. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (1) solicit, initiate or knowingly encourage (including by way of furnishing information), any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (2) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it would be consistent with its fiduciary responsibilities to the Company's stockholders under applicable law, the Company may, in response to a Takeover Proposal which was not solicited subsequent to the date of the Merger Agreement, and subject to compliance with the notification provisions discussed below, (i) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in substantially the same form as the confidentiality agreement entered into between the Company and Parent (other than for provisions similar to Section 6 thereof) and (ii) participate in discussions, investigations and/or negotiations regarding such Takeover Proposal. The Merger Agreement defines "Takeover Proposal" as any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the aggregate assets of the Company and its subsidiaries, taken as a whole, or 20% or more of the voting power of the Shares then outstanding or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting power of the Shares then outstanding or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company other than the transactions contemplated by the Merger Agreement.

  The Merger Agreement provides further that, except as described below, neither the Board of Directors of the Company nor any committee thereof shall
(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or the Merger Agreement; provided that, the Board of Directors of the Company may, (A) in response to any Takeover Proposal, suspend such recommendation for a period of up to 24 hours pending its analysis of such Takeover Proposal or (B) at any time prior to the consummation of the Offer, modify or withdraw such recommendation if the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it would be consistent with its fiduciary responsibilities to so modify or withdraw such recommendation (regardless of the existence of a Superior Proposal (as defined below) at such time); provided further that, unless the Merger Agreement shall have been terminated, any such suspension, modification or withdrawal shall not prevent Parent and the Offeror, in its or their discretion, from consummating the Offer and shall not affect any of the actions taken by the Company pursuant to the provisions of the Merger Agreement relating to state takeover statutes and the Rights Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it would be consistent with its fiduciary responsibilities to the Company's stockholders under applicable law, such Board of Directors may (subject to the other provisions regarding Takeover Proposals described herein) withdraw or modify its approval or recommendation of the Offer, the Merger and the Merger Agreement, approve or recommend a Superior Proposal (as defined below) or terminate the Merger Agreement, but in each case, only at a time after the second business day following Parent's receipt of written notice (a "Notice of Superior Proposal") (which obligation may be satisfied by the delivery of the notice described in the next succeeding paragraph) advising Parent that the Board of Directors of the Company has received a Takeover Proposal that may constitute a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any proposal determined by the Board of Directors of the Company in good faith, after consultation with outside counsel, to be a bona fide proposal and made by a third party to acquire, directly or indirectly, for consideration consisting of cash, property and/or securities, more than 50% of the combined voting power of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment, after consultation with outside counsel and with a financial advisor of nationally recognized reputation (such as Dillon Read), to be more favorable to the Company's stockholders than the Offer and the Merger.

  In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company shall promptly advise Parent orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making any such request or Takeover Proposal. The Company is further required under the terms of the Merger Agreement to endeavor to keep Parent reasonably informed of the overall status of any such request or Takeover Proposal.

  The Merger Agreement provides that nothing contained therein shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, such disclosure is necessary in order to comply with its fiduciary duties to the Company's stockholders under applicable law or otherwise required under applicable law.

  Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of its subsidiaries is a party (other than any involving Parent) unless the Company's Board of Directors shall have determined in good faith, after consultation with outside counsel, that failing to release any third party or to amend, modify or waive such provisions would not be consistent with the Company's Board of Directors' fiduciary responsibilities under applicable law.

  Options. Pursuant to the Merger Agreement, each stock option, stock appreciation right and limited stock appreciation right of the Company (a "Company Stock Option") which is outstanding immediately prior to the consummation of the Offer (an "Option") pursuant to any stock option plan or long-term incentive plan of the Company in effect on the date of the Merger Agreement (collectively, the "Company Stock Plans"), whether or not otherwise exercisable, shall become fully vested and exercisable. Upon the consummation of the Offer each Option shall be canceled by the Company in return for the payment, as hereinafter provided for which the holder thereof shall thereupon be entitled to receive. Each such holder shall receive promptly (but in no event later than five days) after the consummation of the Offer, a cash payment in respect of such cancellation from the Company in an amount (if any) equal to (i) the product of (x) the number of Shares subject or related to such Option and (y) the excess, if any, of the Offer Price over the exercise or purchase price per Share subject or related to such Option, minus (ii) all applicable federal, state and local taxes required to be withheld by the Company. The Company shall use its reasonable best efforts to ensure that, after giving effect to the foregoing, no Option shall be exercisable for Common Stock of the Company following the consummation of the Offer. Each restricted stock agreement or stock unit agreement which is outstanding immediately prior to the consummation of the Offer pursuant to any Company Stock Plan, whether or not otherwise exercisable, shall become fully vested. Upon the consummation of the Offer each such agreement shall be canceled by the Company in return for the payment as hereinafter provided for which the holder thereof shall thereupon be entitled to receive. Each such holder shall receive promptly (but in no event later than five days) after the consummation of the Offer, a cash payment in respect of such cancellation from the Company in an amount equal to (i) the product of (x) the number of Shares subject or related to such agreement and (y) the Offer Price, minus (ii) all applicable federal, state and local taxes required to be withheld by the Company. The Company shall use its reasonable best efforts to ensure that, after giving effect to the foregoing, no such agreement shall be outstanding following the consummation of the Offer.

  Indemnification. From and after the Effective Time, Parent has agreed that it will and will cause the Surviving Corporation to exculpate, indemnify and hold harmless all past and present officers, directors, employees and agents of the Company and its subsidiaries to the same extent such persons are currently exculpated and indemnified by the Company pursuant to the Company's Charter or Bylaws for acts or omissions, occurring at or prior to the Effective Time and will cause the Surviving Corporation's Charter and Bylaws to continue to include provisions to such effect. Parent will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company's directors and officers who are currently covered by the Company's existing insurance and indemnification policy an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance"), that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. Notwithstanding the foregoing, the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement (which the Company has represented and warranted to Parent to be $400,250), but in such case shall purchase as much coverage as possible for such amount.

  Board Representation. The Merger Agreement provides that promptly after such time as the Offeror purchases Shares pursuant to the Offer, the Offeror shall be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by the Offeror equal to the aggregate voting power of the Shares held by Parent or any of its subsidiaries. However, in the event that the Offeror's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors shall, to the fullest extent permitted by law, designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election or appointment of the Offeror's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or the Company's Charter or Bylaws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Offeror or waiver or assertion of any of the Company's rights under the Merger Agreement, and any other consent or action by the Board of Directors of the Company with respect to the Merger Agreement, will require the concurrence of a majority of the Independent Directors and no other action by the Company, including any action by any other director of the Company, shall be required for purposes of the Merger Agreement. In connection with the foregoing, the Company will promptly, at the option of Parent, to the fullest extent permitted by law, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Offeror's designees to be elected or appointed to the Company's Board of Directors as provided above.

  Employee Benefits; Severance and Other Agreements. The Merger Agreement provides that during the period from the Effective Time until December 31, 1998, Parent shall maintain or cause to be maintained wages, compensation levels, employee pension and welfare plans for the benefit of employees and former employees of the Company or its subsidiaries which, in the aggregate, are not less favorable than those wages, compensation levels and other benefits under the benefit plans of the Company that are in effect as of date of the Merger Agreement; provided, however, that Parent shall not have any obligation to provide benefits based on equity securities or any equivalent thereof. For all purposes of eligibility to participate in and vesting in benefits provided under employee benefits plans maintained by Parent and its subsidiaries (but not for purposes of determining benefits (or accruals thereof) under such plans) which employees and former employees of the Company become eligible to participate in after the Effective Time, all persons previously employed by the Company and its subsidiaries and then employed by Parent or its subsidiaries shall be credited with their years of service with the Company and its subsidiaries and years of service with prior employers to the extent service with prior employers is taken into account under such benefit plans.

  Parent has agreed to maintain or cause the Offeror to maintain certain specified severance agreements and employment agreements relating to officers, directors and employees that have previously been disclosed by the Company to Parent (it being understood that nothing in the Merger Agreement shall be deemed to mean that the Company shall not be required to honor its obligations under any severance agreement or employment agreement to which it is a party) and has agreed, to maintain or cause to be maintained the Company's standard severance policy for its employees as in effect on the date of the Merger Agreement for a period of at least 12 months from the Effective Time. In addition, Parent shall honor or cause to be honored all severance agreements and employment agreements with the Company's directors, officers and employees to the extent disclosed in the letter from the Company to Parent dated the date of the Merger Agreement.

  Parent will, or will cause the Surviving Corporation to, maintain the Company's bonus plans (as in effect on or before March 1, 1997) through the end of the 1997 fiscal year, with bonuses to be paid to the employees participating thereunder at the greater of (i) the target level, if applicable, (ii) the prior year's bonus, or (iii) such bonus as the employee would have earned if the transaction contemplated by the Merger Agreement had not occurred, in all events on a basis consistent with past practice.

  Parent will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees of the Company under any welfare plan that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Company's employees immediately prior to the Effective Time, and (ii) provide each employee of the Company with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

  Parent will, or will cause the Surviving Corporation to, prior to the end of the third month following the end of the current fiscal year, make retirement contributions to the Company's 401(k) plan on behalf of each eligible Company employee who was employed on the last day of the current fiscal year of four percent of such employee's 1997 base salary and bonus up to $6,400 for each employee; provided, however, that for any amounts to which an employee would be entitled in excess of $6,400 for those employees whose base salary and bonuses are in excess of $160,000, such excess amounts shall be paid to each such employee on a basis consistent with past practice. Notwithstanding the foregoing, in the case of a Company employee who is terminated prior to December 31, 1997, the retirement contribution described in the previous sentence (including any payment for any contribution in excess of $6,400) shall be made not later than the date of the employee's termination.

  Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if required by applicable law, the stockholders of the Company shall have approved the Merger Agreement (provided that Parent and the Offeror vote all of their Shares entitled to vote thereon in favor of the Merger); (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity preventing the consummation of the Merger shall be in effect (provided that each of the parties shall have used its reasonable best efforts to prevent the entry of any such temporary restraining order, injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered); (c) the Offeror shall have previously accepted for payment and paid for Shares pursuant to the Offer; and (d) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

  Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval of the stockholders of the Company of the Merger (if required by applicable law): (a) by mutual written consent of Parent, the Offeror and the Company; (b) by either Parent or the Company: (i) if (x) as a result of the failure of any of the Offer Conditions (other than the Minimum Condition (as defined in the Offer Conditions)), the Offer shall have terminated or expired in accordance with its terms without the Offeror having accepted for payment any Shares pursuant to the Offer consistent with the Offeror's obligations with respect to extension of the Offer described above, (y) as a result of the failure of the Minimum Condition, the Offer shall have terminated or expired in accordance with its terms without the Offeror having accepted for payment any Shares pursuant to the Offer consistent with the Offeror's obligations with respect to extension of the Offer described above or (z) the Offeror shall have, consistent with its obligations under the Merger Agreement, failed to pay for the Shares prior to November 30, 1997 (provided that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition to the Offer) or (ii) if any United States or Canadian governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate the Merger Agreement shall not be available to any party who has not used its reasonable best efforts to cause such order to be lifted; (c) by Parent or the Offeror prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of condition (d) or (e) of the Offer Conditions and (ii) in the case of a breach of a covenant, cannot be or has not been cured within 20 days after the giving of written notice to the Company, or, in the case of a breach of a representation or warranty, cannot be or has not been cured within 90 days after the giving of written notice to the Company; (d) by Parent or the Offeror if either Parent or the Offeror is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (c) of the Offer Conditions; provided that the temporary suspension of the recommendation of the Company's Board of Directors described above under "No Solicitation" shall not give rise to a right of termination pursuant to this clause (d); (e) by the Company as described above under "No Solicitation"; provided, that it has complied with the notice provisions therein and it complies with requirements of the Merger Agreement relating to payment of the Expense Reimbursement and the Termination Fee (each as defined below under "Fees and Expenses"); (f) by the Company, if (i) any of the representations or warranties of Parent or the Offeror set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect, or (ii) Parent or the Offeror shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Parent or the Offeror to be performed or complied with by it under the Merger Agreement and, in the case of (i), such untruth or incorrectness cannot be or has not been cured within 90 days after the giving of written notice to Parent or the Offeror, and, in the case of (ii), such failure cannot be or has not been cured within 20 days after the giving of written notice to Parent or the Offeror; or (g) by the Company, if the Offer has not been timely commenced. In the event of a termination of the Merger Agreement by either the Company or Parent, the Merger Agreement shall forthwith become void (except for certain specified provisions, including those pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) and there shall be no liability or obligation on the part of Parent, the Offeror or the Company or their respective officers or directors, other than for liability for any breach. If the Merger Agreement is terminated by either Parent or the Offeror or by the Company, the Offeror shall, and Parent shall cause the Offeror to, terminate promptly the Offer.

  Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred by a party to the Merger Agreement in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

  The Merger Agreement provides that the Company will pay, or cause to be paid, in same day funds to Parent (a) $3,000,000 for reimbursement of Parent's expenses (the "Expense Reimbursement") and (b) $13,500,000 (the "Termination Fee") under the circumstances and at the times set forth as follows: (i) if Parent or the Offeror terminates the Merger Agreement in accordance with the provisions described in clause (d) under "Termination" above, the Company shall pay the Expense Reimbursement and the Termination Fee upon demand; (ii) if the Company terminates the Merger Agreement in accordance with the provision described in clause (e) under "Termination" above, the Company shall pay the Expense Reimbursement and the Termination Fee within one business day of such termination; and (iii) if Parent or the Company terminates the Merger Agreement in accordance with the provision described in clause (b)(i)(y) under "Termination" above or Parent terminates the Merger Agreement in accordance with the provision described in clause (c) under "Termination" above as a result of a breach of a covenant, and, in each case, prior to such termination, a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Merger Agreement) and concurrently therewith or within 12 months thereafter, (A) the Company enters into a merger agreement, acquisition agreement or similar agreement (including, without limitation, a letter of intent) with respect to a Takeover Proposal, or a Takeover Proposal is consummated, involving any party (x) with whom the Company has had any discussions with respect to a Takeover Proposal, (y) to whom the Company furnished information with respect to or with a view to a Takeover Proposal or (z) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses (x),
(y) and (z), prior to such termination, or (B) the

Company enters into a merger agreement, acquisition agreement or similar agreement (including, without limitation, a letter of intent) with respect to a Superior Proposal, or a Superior Proposal is consummated, then in the case of either (A) or (B) above, the Company shall pay the Termination Fee and the Expense Reimbursement upon the earlier of the execution of such agreement or upon consummation of such Takeover Proposal or Superior Proposal.

  The Company and Parent are also parties to a Confidentiality Letter dated April 23, 1997 containing customary terms, including a standstill provision. The Confidentiality Letter is filed as Exhibit 1(b) hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

 (a) Recommendation of the Company's Board of Directors

  The Board of Directors, at a meeting duly called and held on May 27, 1997, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects.

  THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFEROR UNDER THE OFFER. See "Background of the Offer; Reasons for the Recommendation--Reasons for the Recommendation; Factors Considered by the Board" for a discussion of the factors considered by the Board in making its recommendation.

  A copy of the press release issued by the Company announcing the signing of the Merger Agreement is filed as Exhibit 6(b) to this Statement and is incorporated herein by reference.

 (b) Background of the Offer; Reasons for the Recommendation

   Background of the Offer

  On April 17, 1997, management of Parent presented an overview to Parent's board of directors regarding a possible business combination with the Company. Thereafter, Glen H. Hiner, Chairman of the Board and Chief Executive Officer of Parent, contacted John D. Roach, Chairman, President and Chief Executive Officer of the Company, and inquired whether the Company would be interested in discussing a possible business combination transaction. On April 24, 1997, Messrs. Hiner and Roach met in San Antonio, Texas. At such meeting, Mr. Hiner discussed Parent's preliminary views on possible valuations of the Company and discussed the desire of Parent to conduct certain due diligence reviews with respect to the Company. Mr. Hiner indicated that Parent desired to evaluate further a possible business combination with the Company at a price of $50.00 per Share, subject to satisfactory completion of due diligence, necessary board approvals and negotiation of acceptable contractual terms. After discussions regarding the situation between management of the Company and its Board of Directors at a telephonic meeting on April 28, 1997, the Company acknowledged that, although Parent's preliminary valuation warranted further evaluation by the Company and its advisors, the Company would be willing to provide Parent an opportunity to conduct due diligence with respect to the Company.

  On April 30, 1997, Parent and the Company executed a confidentiality and standstill agreement relating to the Company. Thereafter, the Company made certain due diligence materials available to Parent and its advisors.

  On May 5, 1997, representatives of Parent attended a presentation by representatives of the Company with respect to the Company's asbestos-related litigation. On May 6, 1997, representatives of Parent attended a presentation made by the Company's management in Dallas regarding the Company's business. A due diligence meeting with selected members of management of Parent and the Company was held in Dallas on May 9, 1997. During the weeks of May 12 and May 19, representatives of Parent, including Merrill Lynch & Co., conducted a further due diligence review of information provided by the Company, including various information regarding the Company's asbestos-related litigation. During this period, representatives of Parent also visited certain major manufacturing and distribution facilities of the Company. In the course of the discussions during such period, the Company's advisors communicated to Parent that a price of $50.00 per Share was not likely to be acceptable to the Company's Board of Directors in connection with a sale of the Company.

  On May 16, 1997, the Board of Directors of Parent reviewed the status of Parent's evaluation of the Company, and authorized Parent's management to commence formal negotiations with respect to the possible acquisition by Parent of all outstanding shares of capital stock of the Company. Later that day, Mr. Hiner contacted Mr. Roach and proposed such an acquisition at a price of $52.00 per Share in cash, subject to final board approval and negotiation of an acceptable merger agreement. In the evening of May 16, Parent's legal advisors delivered to the Company and its advisors a draft of a proposed merger agreement. Among other things, the proposed merger agreement contemplated that the Company grant to Parent a stock option for 19.9% of the Common Stock in addition to providing for termination fee and expense reimbursement provisions.

  On May 19, 1997, the Board of Directors of the Company held a meeting to consider Parent's proposal, at which management of the Company discussed the business and prospects of the Company and alternatives to the proposed transaction with Parent. At such meeting, Dillon, Read & Co. Inc. ("Dillon Read") also made an extensive financial presentation, including background information and various financial analyses. After discussion of such factors, including the economic and other uncertainties inherent in the Company's business, the Board rejected the $52.00 per Share proposal, but instructed management and the Company's financial and legal advisors to pursue discussions with Parent in order to determine if an acceptable price and merger agreement could be negotiated.

  During the week of May 19, 1997, the respective financial and legal advisors of Parent and the Company held various discussions regarding the economic and contractual terms of a possible transaction. These discussions culminated in the submission by Parent, on May 23, 1997, of a revised proposal to purchase all of the capital stock of the Company at a cash purchase price of $55.00 per Share, without the aforementioned stock option, subject to board approval and the negotiation of a satisfactory merger agreement.

  During the period of May 23, 1997 through May 27, 1997, negotiations continued on the terms of a possible transaction and revised drafts of the proposed merger agreement were delivered, reviewed and negotiated.

  In the afternoon of May 27, 1997, the Board of Directors of Parent held a meeting during which it reviewed and approved the Offer and the Merger Agreement. Also in the afternoon of May 27, 1997, the Board of Directors of the Company met to consider Parent's revised proposal and the terms of the Merger Agreement. At such meeting, the Board of Directors of the Company considered reports from the Company's financial advisors, as well as the terms of the Merger Agreement, including provisions relating to the ability of the Company to consider unsolicited third party proposals and to terminate the Merger Agreement, under certain circumstances, consistent with the fiduciary responsibilities of the Board of Directors. Dillon Read then delivered its opinion to the Board of Directors of the Company to the effect that, as of the date of such opinion, the per Share consideration to be offered to the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to such stockholders. After discussion and analysis, the Board of Directors of the Company unanimously approved the Merger Agreement. After the respective meetings of the Boards of Directors of Parent and the Company, Parent, the Offeror and the Company executed and delivered the Merger Agreement.

  Before the opening of trading on the New York Stock Exchange and the American Stock Exchange on the morning of May 28, 1997, Parent and the Company issued a joint press release announcing the signing of the definitive Merger Agreement.

  Reasons for the Recommendation; Factors Considered by the Board. In approving the Offer and the Merger Agreement and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors including:

    (a) the familiarity of the Board with the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's historical and projected financial information, current economic and market conditions and the nature of the industry in which it operates, including the inherent economic and other uncertainties in the Company's business and such industry, and the possible alternatives for the Company in light of such factors;

    (b) management's recommendation of the Offer and the Merger Agreement;

    (c) the presentations by Dillon Read at the May 19, 1997 and May 27, 1997 Board meetings and the opinion of Dillon Read to the effect that, as of the date of such opinion and based upon certain matters considered relevant by Dillon Read, the $55.00 per Share to be offered to the holders of Shares in connection with the Offer and the Merger is fair, from a financial point of view, to such holders. THE FULL TEXT OF SUCH OPINION, DATED MAY 27, 1997, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS AND QUALIFICATIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY DILLON READ, IS INCLUDED AS ANNEX A HERETO AND SHOULD BE READ IN ITS ENTIRETY;

    (d) the financial and other terms and conditions of the Offer and Merger Agreement, including, without limitation, the fact that the terms of the Merger Agreement should not unduly discourage other interested third parties, if any, from making bona fide proposals to acquire the Company subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Board, in its exercise of its fiduciary responsibilities, could determine to provide information to and engage in negotiations with any such third party and terminate the Merger Agreement, subject to the terms and conditions of the Merger Agreement;

    (e) historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of approximately 49.7% over the closing price of the Shares on April 30, 1997, the date that is four weeks prior to the public announcement of the Merger Agreement; and a premium of approximately 15.8% over the closing price of the Shares on the last trading day prior to such public announcement; and

    (f) the fact that the obligations of Parent and the Offeror to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing.

  The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Pursuant to the terms of a letter agreement dated May 5, 1997 (the "Engagement Letter"), the Company has retained Dillon Read as its exclusive financial advisor in connection with any acquisition of the Company. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Dillon Read a fee of approximately $5.15 million, of which $1.75 million was payable upon entering into the Merger Agreement and the remainder is payable upon consummation of the Offer. The Company has also agreed to reimburse Dillon Read for its reasonable expenses, including the reasonable fees and disbursements of outside counsel, and to indemnify Dillon Read and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

  Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (i) No transactions in Shares have been effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

  (ii) To the best knowledge of the Company, except for certain Shares to be donated in charitable contributions or transferred to descendants for estate planning purposes, (i) each of its executive officers, directors, affiliates or subsidiaries presently intends to tender all of their Shares to the Offeror pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above. Subject to the terms of the Merger Agreement described herein, the Company may, directly or indirectly, (i) furnish information in response to an unsolicited request for such information by any person made after the date of the Merger Agreement, pursuant to appropriate confidentiality agreements, and (ii) participate in discussions, investigations and/or negotiations with such entity or group concerning a Takeover Proposal.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

RIGHTS AGREEMENT

  On August 25, 1988, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock then outstanding. The dividend was payable on September 9, 1988 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $53.00 per one two-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

  The following is a general description only and is qualified in its entirety by the Rights Agreement, as amended, which is filed as Exhibits 7(a), 7(b) and 7(c) hereto and is incorporated herein by reference. All undefined capitalized terms used in the discussion below are used as defined in the Rights Agreement.

  Until the earlier to occur of (i) the tenth day after the first public announcement that a person or group of affiliated or associated persons have become an Acquiring Person (as such term is defined below) or (ii) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for shares of Common Stock. The term "Acquiring Person" is defined for purposes of the Rights Agreement as any person or group of affiliated or associated persons who beneficially own 15% or more of the shares of Common Stock of the Company then outstanding, subject to certain exceptions specified in the Rights Agreement.

  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on February 11, 2004 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case as described below.

  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

  The number of outstanding Rights and the number of one two-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of Common Stock or a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

  Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one two-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which become void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances, cash, other securities or property) having a market value of two times the Purchase Price of the Right (such right, a "flip-in" right).

  In the event that after the time any person or group of affiliated or associated persons becomes an Acquiring Person, (i) the Company merges with or into another person, (ii) any person consolidates or merges with or into the Company and the shares of Common Stock are changed into or exchanged for securities of another person (or the Company) or cash or other property, or
(iii) the Company sells or transfers assets or earning power aggregating 50% or more of the assets or earning power of the Company and its subsidiaries taken as a whole, then proper provision will be made so that each holder of a Right, other than Rights that have become void, shall have the right to receive upon exercise that number of common shares of the Principal Party (as defined below) to such consolidation, merger, sale or transfer having a market value equal to two times the Purchase Price (such right, a "flip-over" right). The "Principal Party" is defined for purposes of the Rights Agreement as (i) in the case of a merger or consolidation, the person that is the issuer of the shares into which shares of Common Stock are converted or, if no shares are so issued, the other party to such transaction or the survivor of such merger or the person resulting from such consolidation, and (ii) in the case of a sale of assets or earning power, the person receiving the greatest portion of such assets; provided, however, that if more than one person issues such shares, is a survivor in such merger or receives such assets, the "Principal Party" shall be the issuer, survivor or recipient of the common shares of which have the greatest aggregate market value, or in the case of a sale of assets or earning power, the recipient of the greatest portion of the assets or earning power transferred pursuant to such transaction, in each case, subject to certain exceptions.

  At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group, which become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one two-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one two-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

  At any time prior to the time a person or group of affiliated or associated persons becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that, from and after such time as any person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board.

  Effective May 27, 1997, pursuant to the Merger Agreement, the Rights Agreement was amended (the "Amendment") to provide that (i) so long as the Merger Agreement has not been terminated pursuant to its terms, neither Parent nor any of its affiliates will become an Acquiring Person nor will a Distribution Date be deemed to occur, in each case, solely as a result of the execution, delivery and performance of the Merger Agreement or the announcement, making or consummation of the Offer, the acquisition of the Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transactions contemplated by the Merger Agreement and (ii) the Rights will expire immediately prior to the Effective Time of the Merger. The foregoing description of the Amendment to the Rights Agreement is qualified by reference to the Amendment which is filed as Exhibit 7(c) hereto and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following exhibits are filed herewith:

 Exhibit 1(a) --Agreement and Plan of Merger, dated as of May 27, 1997, among
               Parent, the Offeror and the Company (incorporated by reference to Exhibit 2 to the Company's Current Report on Form
               8-K filed with the Commission on May 28, 1997).
 Exhibit 1(b) --Confidentiality Letter, dated April 23, 1997, between Parent and the Company.
 Exhibit 2(a) --Amended and Restated Employment Agreement, dated January 1,
               1995 between the Company and John D. Roach (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).
 Exhibit 2(b) --Form of Amended and Restated Severance Agreement (Form of
               Severance Agreement for CEO and Senior Executives).
 Exhibit 3    --Form of Severance Agreement for Managers.
 Exhibit 4    --Form of Dallas Severance Agreement.
 Exhibit 5    --Form of Indemnification Agreement (incorporated by reference to the Company's Registration Statement on Form 10 dated May 23,
               1988, as amended on June 28, 1988).
 Exhibit 6(a) --Letter to Stockholders dated May 30, 1997.+
 Exhibit 6(b) --Press Release, dated May 28, 1997 (incorporated by reference to
               Exhibit 99 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 1997).
 Exhibit 7(a) --Rights Agreement, dated as of August 25, 1988 between the
               Company and The First National Bank of Boston, as successor
               Rights Agent (incorporated by reference to the Company's Current
               Report on Form 8-K dated August 25, 1988).
 Exhibit 7(b) --Amendment No. 1 to the Rights Agreement, dated as of February
               11, 1994 (incorporated by reference to the Company's Form 8-A/A dated February 15, 1994).
 Exhibit 7(c) --Amendment No. 2 to Rights Agreement, dated as of May 27, 1997
               (incorporated by reference to the Company's Form 8-A/A dated May
               29, 1997).
 Exhibit 8    --Opinion of Dillon, Read & Co. Inc. dated May 27, 1997.++

--------
 + Included in copy mailed to stockholders.
++ Included as Annex A in copy mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Fibreboard Corporation

                                          By: /s/ Donald F. McAleenan
                                             ----------------------------------
                                            Name: Donald F. McAleenan
                                            Title: Vice President and Deputy
                                                 General Counsel

Dated: May 30, 1997

                                                                         ANNEX A


                    [LETTERHEAD OF DILLON, READ & CO. INC.]

                                                              May 27, 1997

The Board of Directors
Fibreboard Corporation
3600 Texas Commerce Tower
2200 Ross Avenue
Dallas, Texas  75201

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, of the per share consideration to be offered to the holders (the "Shareholders") of shares of Common Stock, par value $.01 per share (the "Common Stock"), of Fibreboard Corporation, a Delaware corporation (the "Company"), including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of August 25, 1988, as amended, between the Company and the First National Bank of Boston, as successor rights agent, in connection with the proposed acquisition (the "Acquisition") of the Company by Owens Corning, a Delaware corporation ("Acquiror").

     We have assumed that the terms of the Acquisition are as set forth in the Agreement and Plan of Merger dated as of May 27, 1997 among Acquiror, Sierra Corp. and the Company (the "Agreement"). We understand that the Acquisition is to be effected in a two-step transaction, the first step of which will be a cash tender offer (the "Tender Offer") by Sierra Corp. for all, but not less than such number of shares constituting a majority of the voting power, of the Common Stock (on a fully diluted basis) at a per share price of $55.00 net to the seller in cash upon the terms and conditions set forth in the Agreement. We further understand that each share of Common Stock not acquired in the Tender Offer (except those owned by Acquiror, any subsidiary of Acquiror, the Company or any subsidiary of the Company or Dissenting Shares (as defined in the Agreement)) will be converted in a subsequent merger of Sierra Corp. with and into the Company into the right to receive $55.00 in cash.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed the historical price and trading activity for the shares of Common Stock; (iii) reviewed certain internal financial information and other data provided to us by the Company relating to the business and prospects of the Company, including financial projections prepared by the management of the Company; (iv) conducted discussions with members of the senior management of the Company; (v) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we considered relevant; (vi) reviewed publicly

[LETTERHEAD OF DILLON, READ & CO. INC.]

available financial and securities market data pertaining to certain publicly held companies in lines of business generally comparable to those of the Company; and (vii) conducted such other financial studies, analyses and investigations, and considered such other information as we deemed necessary and appropriate. We were not requested to, and did not, solicit third party indications of interest in acquiring the Company.

     In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied upon it being complete and accurate in all material respects.
We have not been requested to and have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor have we been furnished with any such evaluation or appraisal. Further, we have assumed, with your consent, that all of the information, including the projections provided to us by the Company's management, was prepared in good faith and was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company, and was based upon the historical performance and certain estimates and assumptions which were reasonable at the time made. In addition we have not been asked to and do not express any opinion as to the after-tax consequences of the Acquisition to any Shareholder. In addition, our opinion is based on economic, monetary and market conditions existing on the date hereof.

     We are acting as financial advisor to the Company and its Board of Directors in connection with the Acquisition and will receive a fee from the Company for our services. We have performed and continue to perform investment banking services for the Company and have received customary compensation for such services. As we have informed you, we also have performed investment banking services for Acquiror and have received customary compensation for such services. In the ordinary course of its business, Dillon, Read & Co. Inc. ("Dillon Read") may trade the securities of the Company and Acquiror for its own account or for the accounts of customers, and it may at any time hold a long or short position in such securities.

     It is understood that our advisory services and the opinion expressed herein are provided for the information of the Board of Directors in their evaluation of the Acquisition, and our opinion is not intended to be and does not constitute a recommendation as to whether or not any Shareholder should tender shares of Common Stock pursuant to the Tender Offer. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Dillon Read be made, without our prior written consent.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the per share consideration to be offered to the Shareholders in connection with the Acquisition is fair, from a financial point of view, to such Shareholders.

                                              Very truly yours,

                                              DILLON, READ & CO. INC.

                                                                        ANNEX B

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about May 30, 1997, as part of Fibreboard Corporation's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Sierra Corp. (the "Offeror") (the "Schedule 14D-9") to the holders of record of the Company's Common Stock, par value $0.01 per share, including the associated preferred stock purchase rights (collectively, the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement provides that promptly after such time as the Offeror purchases Shares pursuant to the Offer, the Offeror shall be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of the Company's Board, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by the Offeror equal to the aggregate voting power of the Shares held by Parent or any of its subsidiaries. However, in the event that the Offeror's designees are elected to the Board, until the Effective Time of the Merger, such Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors shall, to the fullest extent permitted by law, designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election or appointment of the Offeror's designees pursuant to the Merger Agreement and prior to the Effective Time of the Merger, any amendment, or waiver of any term or condition, of the Merger Agreement or the Company's Charter or Bylaws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Offeror or waiver or assertion of any of the Company's rights under the Merger Agreement, and any other consent or action by the Board of Directors of the Company with respect to the Merger Agreement, will require the concurrence of a majority of the Independent Directors and no other action by the Company, including any action by any other director of the Company, shall be required for purposes of the Merger Agreement. In connection with the foregoing, the Company will promptly, at the option of Parent, to the fullest extent permitted by law, either increase the size of the Company's Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Offeror's designees to be elected or appointed to the Company's Board as provided above. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  The Offer to Purchase is scheduled to expire at 12:00 midnight, New York City time, on June 26, 1997, at which time, if all conditions to the Offer have been satisfied or waived, the Offeror has informed the Company that it intends to purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn, provided, however, that Parent may extend the Offer for a period of up to five business days if, on any scheduled expiration date on which the conditions to the Offer shall have been satisfied or waived, the number of Shares that have been validly tendered and not withdrawn represent more than 70% of the voting power of the Shares (on a fully diluted basis), but less than 90% of the voting power of the then issued and outstanding Shares.

  The information contained in this Information Statement concerning the Offeror and Parent has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

  At the close of business on May 22, 1997, there were 8,490,020 shares of Common Stock issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

OFFEROR DESIGNEES

  Set forth below are the name, age, current business address, citizenship, present principal occupation or employment and employment history (covering a period of not less than five years) of each director designee (the "Offeror Designees") of the Offeror for the Company's Board of Directors. Unless otherwise indicated, each such person's business address is One Owens Corning Parkway, Toledo, Ohio 43659. All persons listed below are citizens of the United States of America.

  Glen H. Hiner, age 62, Chairman of the Board and Chief Executive Officer of Parent since January 1992. Director of Parent since 1992. Mr. Hiner is also director of Dana Corporation and The Prudential Insurance Company of America.

  Christian L. Campbell, age 46, Senior Vice President, General Counsel and Secretary of Parent since January 1995; formerly Vice President, General Counsel and Secretary at Nalco Chemical (1990).

  Charles H. Dana, age 57, Executive Vice President of Parent since January 1994; formerly Senior Vice President and President--Industrial Materials Group for Parent (1989).

  David W. Devonshire, age 51, Senior Vice President and Chief Financial Officer of Parent since July 1993; formerly Corporate Vice President, Finance at Honeywell, Inc. (1992).

  Efthimios O. Vidalis, age 42, Vice President and President, Insulation for Parent since July 1996; formerly Vice President and President, Composites for Parent (1994) and Vice President, Reinforcements Division, Europe for Parent
(1986).

  Dennis L. Jarvela, age 53, Vice President--Corporate Law for Parent since 1993; formerly Director-- Corporate Law for Parent (1985).

  John W. Christy, age 39, Senior Counsel for Parent since September 1996; formerly a partner with the law firm of Coffield, Ungaretti & Harris, Chicago, Illinois (1990); associate attorney with Coffield, Ungaretti & Harris (1983).

  Matthew M. Preston, age 33, Senior Counsel for Parent since April 1996; formerly a partner with the law firm of McDermott, Will & Emery, Chicago, Illinois (1995); associate attorney with McDermott, Will & Emery (1993); and associate attorney with Hopkins & Sutter, Chicago, Illinois (1989).

  It is expected that the Offeror Designees may assume office at any time following the purchase by the Offeror of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than June 26, 1997, and that, upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Offeror Designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign. The Offeror has informed the Company that each of the officers listed above has consented to act as a director of the Company, if so designated.

  None of the executive officers and directors of Parent or the Offeror currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Parent and the Offeror, none of Parent's or the Offeror's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of May 29, 1997, the number of shares of Common Stock beneficially owned by (i) each person known to the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each director and Named Officer (as defined in the Summary Compensation Table) (excludes Messrs. Donohue and Johnston who were not Named Officers as of May 29, 1997), and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated below, the persons listed have advised the Company that they have sole voting and investment power with respect to the securities shown as owned by them.

                                                         NUMBER OF
                                                           SHARES
                                                        BENEFICIALLY  PERCENT OF
NAME OF BENEFICIAL OWNER                                 OWNED (1)    CLASS (2)
------------------------                                ------------  ----------
The SC Fundamental Value Fund, L.P. and affiliated
entities...............................................   650,200(3)     7.66
Neuberger & Berman, L.P................................   639,742(4)     7.54
Marvin C. Schwartz.....................................   504,200(5)     5.94
John D. Roach..........................................   416,045        4.70
Garold E. Swan.........................................    51,624           *
Herbert M. Elliott.....................................    46,480           *
Philip R. Bogue........................................    49,000           *
Michael R. Douglas.....................................    43,932           *
John W. Koeberer.......................................    44,000           *
George B. James........................................    40,000           *
G. Robert Evans........................................    30,000           *
William D. Eberle......................................    24,000           *
Donald K. Miller.......................................     9,667           *
Bill M. Lindig.........................................         0           *
Ronald W. Mathewson....................................         0           *
All directors and executive officers as a group (15
persons)...............................................   797,109        8.75

--------
(1) Includes shares issuable under the Company's 1988 Option Plan and 1995 Stock Incentive Plan (i) upon the exercise of stock options which are currently exercisable or exercisable within 60 days or (ii) upon the vesting of stock units and restricted stock within 60 days in the following amounts: Mr. Roach, 363,333 shares; Mr. Swan, 32,500 shares; Mr. Elliott, 35,000 shares; Mr. Bogue, 36,000 shares; Mr. Douglas, 25,000; Mr. Koeberer, 36,000 shares; Mr. James, 16,000 shares; Mr. Evans, 20,000 shares; Mr. Eberle, 20,000 shares; Mr. Miller, 4,667 shares; and all directors and executive officers as a group, 618,500 shares. In certain instances, the number of shares shown as being beneficially owned may not be deemed to be beneficially owned for other purposes.
(2) *--Less than one (1) percent.
(3) Information was derived from a Schedule 13D received by the Company on December 28, 1995.
(4) Information was derived from a Schedule 13G received by the Company on February 20, 1996. Of the 639,742 shares, Neuberger & Berman, L.P. has sole voting power over 119,000 shares.
(5) Information was derived from a Schedule 13D received by the Company on February 11, 1995.

                       DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below are the names of the current directors and executive officers of the Company, their ages as of April 15, 1997 and their principal occupation during the last five years.

Philip R. Bogue.........  (72)   Mr. Bogue has been a director of the Company since June
                                 1988. Mr. Bogue was interim President of the Portland Art
                                 Museum from January 1993 to May 1994. He was Assistant to
                                 the President of Portland State University in Portland,
                                 Oregon, from 1983 to 1989. He previously served as Managing
                                 Partner of the Portland office of Arthur Andersen LLP, a
                                 major accounting firm. Mr. Bogue is a director of Good
                                 Health Plan of Oregon.
William D. Eberle.......  (73)   Mr. Eberle has been a director of the Company since December
                                 1991. Mr. Eberle has been Chairman of Manchester Associates,
                                 Ltd., an international consulting firm, for more than five years. He has also served as President and Chief Executive
                                 Officer of the U.S. Motor Vehicle Manufacturers Association
                                 (1975-1977), as Chairman and Chief Executive Officer of
                                 American Standard Corporation (1966-1971) and as Vice
                                 President of Boise Cascade Corporation (1959-1966). He was
                                 involved in government service as a member of the Idaho
                                 House of Representatives and Speaker of the House (1953-
                                 1961), a United States Trade Representative (1971-1975) and
                                 the Director of Cabinet of the Council for International
                                 Economic Policy (1973-1974). Mr. Eberle is Chairman of
                                 America Service Group, Showscan Entertainment, Inc., and
                                 Barry's Jewelers, Inc. and is Co-Chairman of Mid-States Plc.
                                 He is also a director of Sirrom Capital Corporation,
                                 Mitchell Energy and Development Corporation and Ampco-
                                 Pittsburgh Corporation.
G. Robert Evans.........  (65)   Mr. Evans has been a director of the Company since December
                                 1991. From February 1991 to January 1, 1997, Mr. Evans was
                                 Chairman and Chief Executive Officer, and effective January
                                 1, 1997, Chairman of Material Sciences Corporation, which
                                 develops and commercializes materials technologies and
                                 produces laminates and multi-layer composite materials. From
                                 1990 to 1991 he was President, Chief Executive Officer and a
                                 director of Corporate Finance Associates Illinois, Inc., a financial intermediary and consulting firm. From 1987 to
                                 1990 he was President, Chief Executive Officer and a
                                 director of Bemrose Group USA, a British-owned holding
                                 company engaged in value added manufacturing and sale of
                                 advertising specialty products. Prior to 1987, Mr. Evans
                                 served as President and Chief Executive Officer of Allsteel,
                                 Inc. (1984-1987), Southwall Technologies (1983-1984), Arcata
                                 Corporation (1969-1983) and in various executive positions with U.S. Gypsum Company (1953-1969). He currently serves as a director of Swift Energy Company and Consolidated
                                 Freightways Corporation.
George B. James.........  (59)   Mr. James has been a director of the Company since June
                                 1993. Mr. James has been Senior Vice President and Chief
                                 Financial Officer of Levi Strauss & Co. since 1985. From
                                 1982 to 1985 he was Executive Vice President of Crown
                                 Zellerbach Corporation, a paper products manufacturer. Prior to 1982, Mr. James served as Senior Vice President and Chief
                                 Financial Officer of Arcata Corporation, a wood products
                                 manufacturer. He currently serves as a director of Crown
                                 Vantage, Inc. and Basic Vegetable Products.

John W. Koeberer........  (53)   Mr. Koeberer has been a director of the Company since June
                                 1988. Mr. Koeberer was a founder of Tehama Bank, which is
                                 located in Red Bluff, California, and has been Chairman of its board of directors since 1984. For the past seventeen
                                 years, Mr. Koeberer has been Chairman, President and Chief
                                 Executive Officer of The California Parks Company, which
                                 provides concession services for national, state, county and municipal parks. He has also served as Chairman of the
                                 Lassen Volcanic National Park Foundation for the past eleven years. Since 1992, Mr. Koeberer has been President of the
                                 California Parks Hospitality Association, an organization
                                 representing private enterprise in the California State Park
                                 System. He has served on the California Tourism Commission since 1993 and was President of the California Ski
                                 Industries Association from 1975 to 1976. He currently
                                 serves as a director of the California State Chamber of
                                 Commerce, the Shasta Cascade Wonderland Association, the San
                                 Francisco Visitor and Convention Bureau and the California
                                 Travel Industries Association.
Bill M. Lindig..........  (60)   Mr. Lindig has been a director of the Company since December
                                 1996. Mr. Lindig has served as President and Chief Executive
                                 Officer of SYSCO Corporation since January 1995. SYSCO is
                                 the largest marketer and distributor of foodservice products in the U.S. Between 1970 and 1980 Mr. Lindig held a variety of management positions with SYSCO's operating companies. In
                                 1983, Mr. Lindig was elected a director of SYSCO Corporation and in 1984 he became President of the foodservice division.
                                 In 1985, Mr. Lindig was named Executive Vice President and
                                 Chief Operating Officer of SYSCO Corporation, and was
                                 appointed President and COO later that year. Mr. Lindig
                                 holds board positions at Burlington Northern Santa Fe
                                 Corporation, the Greater Houston Partnership, Memorial
                                 Hospital Systems and Food Distributors International.
Donald K. Miller........  (65)   Mr. Miller has been a director of the Company since April
                                 1996. Since January 1987, Mr. Miller has been Chairman of
                                 Greylock Financial Inc., a firm engaged in merchant banking.
                                 From 1987 to 1995 he was Chairman of Christensen Boyles
                                 Corporation, a mining and service concern. He was also
                                 Chairman and CEO of Thompson Advisory Group, L.P., a public asset management partnership, from November 1990 to April
                                 1993 and Vice Chairman from April 1993 to November 1994. He currently serves as a director of Huffy Corporation, Layne
                                 Christensen Company, PIMCO Advisors, L.P. and RPM Inc.
John D. Roach...........  (53)   Mr. Roach was elected Chairman, President and Chief
                                 Executive Officer of the Company in July 1991. Prior to his
                                 appointment, Mr. Roach was Executive Vice President of
                                 Manville Corporation, a manufacturer of building products, paperboard packaging, fiberglass and industrial minerals,
                                 where he served as President of its Mining and Minerals
                                 Group and President of Celite Corporation, a wholly-owned
                                 Manville subsidiary. In addition, Mr. Roach served as
                                 President of Manville Sales Corporation, now known as
                                 Schuller International, and the Fiberglass and Specialty
                                 Products Groups from 1988 to 1990, and as Chief Financial
                                 Officer of Manville Corporation from 1987 to 1988. Prior to
                                 Manville, Mr. Roach was a strategy consultant and Vice
                                 Chairman of Braxton Associates; Vice President and Managing
                                 Director of the Strategic Management Practice

                                 for Booz, Allen, Hamilton; and Vice President and Director
                                 of the Boston Consulting Group. Previous experience at
                                 Northrop Corporation included Director of strategic
                                 planning, economic analysis, MIS and co-manager of a venture capital subsidiary. He currently serves as a director of
                                 Morrison-Knudsen, Thompson PBE, Inc. and PMI Group, Inc.
Ronald W. Mathewson.....  (59)   Mr. Mathewson was elected Executive Vice President and Chief
                                 Operating Officer of the Company in October 1996. Prior to
                                 joining the Company, Mr. Mathewson served from 1994 to 1995 as Executive Vice President of Magnetek, Inc. and President
                                 of the Lighting Group. From 1988 to 1994, he served at
                                 Manville Corporation (now Schuller International) where he was corporate Senior Vice President, President of the
                                 Building Products Group and Vice President/General Manager
                                 of the Building Insulation Division. Mr. Mathewson also
                                 spent 27 years with General Electric Company where he served as General Manager of several business units within the
                                 Lighting Business Group.
Michael R. Douglas......  (43)   Mr. Douglas became General Counsel to the Company in
                                 September 1987 and was elected Secretary in November 1990.
                                 He was elected Vice President in August 1991 and Senior Vice
                                 President in October 1993. From March 1986 to September 1987
                                 he was employed by the Asbestos Claims Facility, of which
                                 the Company was a member, as Senior Legal Counsel and then as Director of Law-West Coast Region. From 1982 to 1986 he
                                 was an attorney in the asbestos litigation group of Jim
                                 Walter Corporation.
Stephen L. DeMaria......  (56)   Mr. DeMaria joined the Company in May 1989 as Director-
                                 Corporate Communications and Investor Relations and was
                                 elected Vice President, Corporate Relations in August 1991.
                                 Prior to joining the Company, he was Executive Vice
                                 President of the California Forest Protective Association,
                                 an industry trade association representing the interests of industrial timberland owners before the California
                                 legislature and regulatory agencies.
Herbert M. Elliott......  (58)   Mr. Elliott was appointed General Manager of Pabco in
                                 October 1991 and was elected Vice President of the Company in February 1992, and President of Stone Products and Pabco
                                 in July 1996. Prior to joining the Company, Mr. Elliott was a partner in Management Resource Partners, a professional
                                 management firm advising corporations on financial and
                                 operating matters and functioned as CEO, CFO or a director of several companies. Mr. Elliott has been CFO of
                                 Consolidated Fibers and Itel Corporation, Vice President
                                 Corporate Development of Alexander and Baldwin and a
                                 consultant for A.T. Kearney.
Donald F. McAleenan.....  (42)   Mr. McAleenan joined the Company as Deputy General Counsel in February 1992 and was elected Vice President in August
                                 1996. Prior to joining the Company, Mr. McAleenan served
                                 from September 1989 to January 1992 as Assistant General
                                 Counsel at AT&E Corporation, a company engaged in wireless communications. From 1980 to 1989, he was engaged in private law practice in New York City.
Garold E. Swan..........  (44)   Mr. Swan joined the Company as Controller in September 1988.
                                 He was elected Vice President in October 1991 and Vice
                                 President, Finance in October 1996. He previously was an
                                 Audit and Financial Consulting Manager in the Portland,
                                 Oregon office of Arthur Andersen LLP.

Kevin P. O'Meara........  (32)   Mr. O'Meara joined Fibreboard in May 1997 as Vice President,
                                 Strategic Planning and Business Development. Prior to
                                 joining Fibreboard, from 1996 to 1997 he was a Manager in
                                 the Dallas office of Bain & Co., a Boston-based management consulting firm. From 1994 to 1996, Mr. O'Meara was a
                                 Consultant with Bain. He was an Associate with Hicks, Muse,
                                 Tate and Furst, a private investment firm, from 1990 to
                                 1994.

DIRECTOR COMPENSATION

  Directors who are not employees of the Company receive a quarterly retainer of $5,000 and are paid $1,000 for each meeting of the Board of Directors that they attend. Outside Directors also receive the attendance fee for committee meetings, other than those committee meetings held on the same day as a meeting of the Board of Directors, as well as $500 for each meeting held by telephone conference call. The chairmen of the Compensation and Audit Committees also receive an additional annual retainer of $5,000. Directors are reimbursed for their expenses incurred in attending meetings of the Board of Directors.

  Outside Directors also participate in the Company's 1995 Stock Incentive Plan, which provides for automatic annual grants of options to outside directors for 4,000 shares of Common Stock at an exercise price equal to 100% of fair market value on the grant date. Under this plan, new Outside Directors also receive automatic one-time awards of 2,000 stock units, which vest over a three-year period or immediately in full upon a change of control.

  The Board has implemented a program under the 1995 Stock Incentive Plan whereby Outside Directors may elect to receive an equivalent number of stock units in lieu of their annual retainer fees. The number of stock units issued to a participating director on a quarterly basis is based on the average closing price of the Common Stock over the preceding quarter.

BOARD MEETINGS AND COMMITTEES

  The Board of Directors of the Company held a total of six meetings during the year ended December 31, 1996. The Board has three standing committees, an Audit Committee, a Compensation Committee and a Nominating Committee, each composed of Messrs. Bogue, Eberle, Evans, James, Koeberer, Miller and Lindig. The Nominating Committee also includes Mr. Roach. During 1996 the Audit Committee met twice, the Compensation Committee met four times and the Nominating Committee met six times. Each director attended all of the meetings held during 1996 of the Board and the committees on which such director served, except Mr. James who attended more than 80% of such meetings.

  The Audit Committee's responsibilities include selecting the Company's auditors and reviewing the Company's audit plan, financial statements and internal accounting and audit procedures. The functions of the Compensation Committee include establishment of compensation plans for the Company's executive officers and administration of certain of the Company's employee benefit and compensation programs. The Nominating Committee's responsibilities include recommending nominees for election as directors and developing candidate specifications for membership. The Nominating Committee will consider recommendations for nominees for directorships submitted by stockholders. From time to time the Board of Directors may establish other committees to facilitate its business objectives.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  Set forth below is information concerning the annual and long-term compensation for services rendered in all capacities to the Company for the fiscal years ended December 31, 1996, 1995 and 1994, of those persons who were at December 31, 1996, (i) the Chief Executive Officer of the Company, (ii) the Chief Operating Officer of the Company, (iii) the other four most highly compensated executive officers of the Company, and (iv) the Company's former Senior Vice President and Chief Financial Officer (the "Named Officers").

                                                                           LONG-TERM COMPENSATION
                                                                --------------------------------------------
                                  ANNUAL COMPENSATION                  AWARDS          PAYOUTS
                              -------------------------------   --------------------- ---------
                                                                                      LONG-TERM     ALL
                                                    OTHER       RESTRICTED SECURITIES INCENTIVE    OTHER
                                                    ANNUAL        STOCK    UNDERLYING   PLAN        ($)
        NAME AND              SALARY      BONUS  COMPENSATION    AWARD(S)   OPTIONS    PAYOUTS  COMPENSATION
   PRINCIPAL POSITION    YEAR   ($)        ($)       ($)         ($) (1)      (#)        ($)        (2)
   ------------------    ---- -------    ------- ------------   ---------- ---------- --------- ------------
John D. Roach........... 1996 440,000    564,850  1,031,795(3)  1,312,500    40,000   1,631,166   233,234
 Chairman, President &   1995 410,000    526,338        --            --     40,000     255,600   262,605
 CEO                     1994 360,000    434,450        --            --        --      200,000   212,780
Ronald W. Mathewson..... 1996  68,750(4)  50,000        --        700,000    20,000         --     25,000
 Executive VP & COO      1995     --         --         --            --        --          --        --
                         1994     --         --         --            --        --          --        --
Michael R. Douglas...... 1996 206,000    152,569    393,181(3)    262,500    15,000     652,466    11,143
 Senior VP, General      1995 197,500    142,570        --            --     15,000     102,240    20,016
 Counsel & Secretary     1994 190,000    130,470        --            --        --       55,000    10,580
Robert W. Johnston...... 1996 206,000(5) 152,569        --            --        --      811,866       --
 Senior VP, Vinyl        1995 190,000     79,340        --            --     10,000         --     10,500
 Products                1994  63,000     47,500        --        149,375       --          --        --
Herbert M. Elliott...... 1996 162,000     90,391        --        262,500    15,000     489,350    61,669
 VP, Industrial          1995 155,000    108,895        --            --     15,000      76,680    63,897
 Insulation              1994 150,000    109,690        --            --         --      70,000    57,380
Garold E. Swan.......... 1996 158,500     75,287    173,683(3)    196,875     9,000     326,234     7,826
 VP, Finance             1995 152,000     73,150        --            --      7,500      51,120    11,190
                         1994 140,000     64,090        --            --        --       32,500     9,326
James P. Donohue........ 1996 209,359(6) 126,752        --            --        --      654,134       --
 Former Senior VP & CFO  1995 217,500    161,086        --            --     15,000     102,240    51,149
                         1994 210,000    196,175        --            --        --       65,000    36,780

--------
(1) Indicates value of stock units as of the date of grant. As of December 31, 1996, Messrs. Roach, Mathewson, Douglas, Elliott and Swan held 50,000, 20,000, 10,000, 10,000, and 7,500 stock units, respectively, valued at $1,687,500, $675,000, $337,500, $337,500 and $253,125, respectively. Under the terms of the stock units, shares of Common Stock are not issued or delivered to holders until the rights vest. The rights vest five years from the date of grant. No dividends are paid on stock units.
(2) Includes 401(k) Retirement Plan contributions to the accounts of the Named Officers. Also includes the contributions allocated to the accounts of Messrs. Roach, Mathewson and Elliott under the Company's supplemental retirement plan for executive officers (i) for 1996, in the amounts of $204,700, $25,000 and $53,030, respectively, and (ii) for 1995, in the amounts of $214,200, $0 and $47,200, respectively.
(3) Includes (i) the cost to the Company of benefits provided to Messrs. Roach, Douglas and Swan during 1996 aggregating $595,088, $216,972, and $110,672, including relocation and moving expenses incurred during the year in the amounts of $576,471, $209,120 and $103,769, respectively, and
    (ii) tax reimbursement payments during 1996 relating to relocation and moving expenses paid by the Company on behalf of Messrs. Roach, Douglas and Swan in the amounts of $436,707, $176,209 and $63,001, respectively. Such expenses were incurred in connection with the relocation of the Company's corporate offices from Walnut Creek, California to Dallas, Texas.
(4) Mr. Mathewson was elected Executive Vice President and Chief Operating Officer of the Company on October 15, 1996.
(5) Mr. Johnston retired as an executive officer from the Company on December 31, 1996.
(6) Mr. Donahue resigned from the Company in November 1996.

OPTION AND SAR GRANTS

  Set forth below is information relating to grants of stock options to the Named Officers during the fiscal year ended December 31, 1996.

                                                           POTENTIAL REALIZABLE VALUE
                                                           AT ASSUMED ANNUAL RATES OF
                                                          STOCK PRICE APPRECIATION FOR
                                INDIVIDUAL GRANTS                 OPTION TERM
                         -------------------------------- ----------------------------
                                  % OF TOTAL
                                   OPTIONS
                         OPTIONS  GRANTED TO  EXERCISE OR
                         GRANTED EMPLOYEES IN BASE PRICE  EXPIRATION
NAME                     (#) (1) FISCAL YEAR  ($/SH) (2)     DATE     5% ($)  10% ($)
----                     ------- ------------ ----------- ---------- -------- --------
John D. Roach........... 40,000     36.36%      $32.00    12/09/2001 $353,640 $781,450
Ronald W. Mathewson..... 20,000     18.18%      $32.00    12/09/2001 $176,820 $390,725
Michael R. Douglas...... 15,000     13.63%      $32.00    12/09/2001 $132,600 $293,045
Herbert M. Elliott...... 15,000     13.63%      $32.00    12/09/2001 $132,600 $293,045
Garold E. Swan..........  9,000      8.18%      $32.00    12/09/2001 $ 79,560 $175,825
Robert W. Johnston......    --        --           --            --       --       --
James P. Donohue........    --        --           --            --       --       --

--------
(1) These options become exercisable in equal annual installments over a three-year period. In the event of a change of control, the options listed above become immediately exercisable.
(2) The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
 AND FISCAL YEAR-END OPTION VALUES

  Set forth below is information with respect to the exercise of stock options by the Named Officers during fiscal year 1996 and the number and value of unexercised options held by the Named Officers at December 31, 1996.

                           SHARES
                         ACQUIRED ON  VALUED    NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                          EXERCISE   REALIZED  UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS
NAME                         (#)     ($) (1)    OPTIONS AT FY-END (#)        AT FY-END ($) (2)
----                     ----------- -------- -------------------------- -------------------------
                                              EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                                              -----------  ------------- ----------- -------------
John D. Roach...........        0           0   363,333       66,667     11,102,429     399,870
Ronald W. Mathewson.....        0           0         0       20,000              0      35,000
Michael R. Douglas......   20,000    $410,000    25,000       25,000        686,850     149,950
Herbert M. Elliott......        0           0    35,000       25,000        999,350     149,950
Garold E. Swan..........        0           0    32,500       14,000        968,425      77,600
Robert W. Johnston......        0           0     5,000        5,000         61,850      61,850
James P. Donohue........        0           0   135,000(3)         0      4,266,050           0

--------
(1) The value realized on stock option exercises represents the difference between the grant price of the options exercised and the market price of the underlying shares of Common Stock as of the date of exercise multiplied by the number of options exercised.
(2) Based on the closing price of the Company's Common Stock on the American Stock Exchange at 12/31/96 ($33.75).
(3) Mr. Donohue exercised 130,000 options in January 1997.

EMPLOYMENT, SEVERANCE AND CHANGE-OF-CONTROL ARRANGEMENTS

  In July 1991, the Company entered into an Employment Agreement with John D. Roach to serve as Chairman of the Board, President and Chief Executive Officer of the Company. Under the Employment Agreement, as amended in January 1995, Mr. Roach currently receives a minimum annual salary of $465,000, subject to increase as determined by the Board of Directors, plus a bonus of up to 130% of base salary. The term of the agreement renews automatically each month for a period of two years, absent notice of termination by either party.

  In the event Mr. Roach's employment is terminated by the Company or by Mr. Roach under certain circumstances, he is entitled to receive (i) one year's salary and bonus, (ii) an additional pro-rated bonus for the year of termination, (iii) consulting fees for one year following termination at his then current compensation, and (iv) immediate vesting of awards under the Company's stock incentive plans and any non-qualified deferred compensation or retirement benefits. If Mr. Roach's employment terminates following a change of control (as defined in the agreement), Mr. Roach is entitled to two years' compensation, plus the benefits described under (ii) and (iv) above. Pursuant to the Agreement, the Company established a trust to fund Mr. Roach's severance benefits. Mr. Roach's employment agreement will be superseded by the severance agreement described in the attached Schedule 14D-9.

  The Company has also entered into severance agreements with its executive officers as a means of enabling the Company to attract and retain key members of management. Severance benefits under the agreements include (a) one year's salary and bonus, (b) an additional pro-rated bonus for the year of termination, and (c) a one-year continuation of the officer's benefits. If termination is within one year after a change of control, the officer is entitled to (i) eighteen (18) months' salary plus one year's bonus, (ii) an additional pro-rated bonus for the year of termination, and (iii) immediate vesting of awards under the Company's stock incentive plans and any non-qualified deferred compensation or retirement benefits. These agreements will be amended as set forth in the attached Schedule 14D-9.

  All outstanding awards under the 1988 Option Plan, the 1995 Stock Incentive Plan and the Long-Term Equity Incentive Plan become exercisable or fully vested in the event of a change of control of the Company or other related event, including (i) a person or entity becomes the beneficial owner of 15% (25% under the 1988 Option Plan) or more of the voting power of the Company's shares, or (ii) during any two consecutive years, members of the Board of Directors at the beginning of such period cease to constitute a majority thereof, unless the election or nomination of each director is approved by the vote of at least two-thirds of the directors still in office who were directors at the beginning of such period, or (iii) the occurrence of any other change of control reportable under the Exchange Act, or (iv) stockholder approval of a merger or consolidation of the Company, or (v) the adoption of a plan of complete liquidation of the Company, or stockholder approval of the sale by the Company of all or substantially all of its assets. The events described under subparagraphs (i), (iii) and (iv) above will not be deemed a change of control if so determined by the Board of Directors. Certain amendments to these plans are described in the attached Schedule 14D-9.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

OVERVIEW OF COMPENSATION POLICY

  The primary objective of the Company's management team over the past five years has been to improve the Company's profitability and increase stockholder value. During 1992-1996 the Company achieved significant success in this regard. The operating performance of the Company's businesses improved substantially and the Company as a whole achieved record operating earnings each year. In addition, during this period the Company built substantial corporate value through strategic acquisitions in the building products industry, as well as through the sale of the Wood Products Group in 1995 and the Resort Group in 1996.

  The Committee believes that the compensation policies and programs which it has implemented have directly contributed to management's successful track record and its continuing focus on improving profitability and increasing stockholder value.

  The Committee has developed a compensation policy under which a substantial portion of the compensation of executive officers is directly linked to the financial performance of the Company and the enhancement of stockholder value. To promote this policy, the Committee implemented a compensation program for 1996 that (i) continued the successful annual cash incentive plan first introduced during 1992, which "pays for performance" and provides bonuses based on the realization of annual financial goals, and (ii) included the 1995

Stock Incentive Plan, which provides for the grant of stock options and other equity incentive opportunities that directly tie management's interests to those of stockholders.

  The Committee believes that executive compensation should be highly leveraged toward the incentive-based programs described above. By placing much of an officer's compensation "at risk" in this manner, the Company's compensation program focuses management's efforts on improving financial performance and effectively integrates executive compensation with the Company's annual and long-term strategic objectives.

1996 EXECUTIVE OFFICER COMPENSATION PROGRAM

  The Committee works regularly with a nationally known compensation consulting firm to assure that the Company's executive compensation program remains competitive and that it appropriately reflects the Committee's compensation philosophy.

  After a thorough process involving analysis of the outside consultant's proposals and reports and Committee deliberations, the Committee implemented the 1996 executive officer compensation program. The components of this program are described below.

  Base Salary. The Committee determines the base salary component of executive compensation by reviewing executive salary levels at a broad group of companies with comparable revenues engaged in general industry (the "Survey Group")/1/, as well as evaluating the specific job functions and past performance of individual officers. The Committee believes that base salaries for executive officers in general fall within the median range of executive salary levels at comparable companies surveyed by the Committee.

  Annual Cash Incentive Program. The Annual Cash Incentive Program is a pay-for-performance plan under which cash bonus awards are paid based upon (i) achievement of annual earnings targets approved by the Committee and (ii) evaluation of an officer's personal performance during the year. Performance criteria under this program consist of: (i) Company and/or business unit earnings performance, with threshold, target and maximum challenge earnings objectives established at the beginning of the year to reflect the Company's goals set forth in its business plan for that year (75% weight), and (ii) the achievement of individual performance goals, which reflect business objectives set for each officer for that year (25% weight). Award amounts for each executive are based upon a percentage of that participant's base salary, with the percentage varying based on the executive's level of responsibility.

  For performance during 1996, the Company's executives earned an average of 96% of the maximum potential cash bonus awards available under the Annual Cash Incentive Program based upon the achievement of 1996 earnings targets and the accomplishment of individual business objectives.

  Stock Unit and Option Grants. In 1996 the Committee granted an aggregate of 117,500 stock units and 110,000 stock options, respectively, under the 1995 Stock Incentive Plan to the Company's executive officers. The Committee determined the number of units and options granted to executive officers primarily by reviewing the levels of executive grants at companies included in the Survey Group, as well as by evaluating each officer's respective job responsibilities, past performance and expected future contributions.

  The Committee believes that these stock unit and option grants will more closely align the long-term interests of senior management with those of stockholders and assist in the retention of key executives.

  Long-Term Equity Incentive Plan. This Plan authorizes the grant of phantom stock units vesting over the term of multi-year performance cycles set by the Committee. In 1996, the Committee did not grant any phantom

--------
(1) This group covers a broad range of industries and is not limited to companies included in the Dow Jones Building Materials Index.

stock units to the Company's executive officers under this plan. The Committee has no present intention of granting additional phantom stock units.

  In order to encourage increased equity ownership by the Company's executive officers, the Committee implemented a program during 1996 whereby officers could elect to settle their vested phantom stock units in the form of shares of the Company's common stock and stock units in lieu of cash. The stock units granted will vest in three years only if the officer continues to hold an equivalent number of shares of common stock issued in settlement of his phantom stock units. In connection with this program, the Committee accelerated the payment date of certain vested phantom stock units held by the Company's executive officers to January 1997 and settled the after-tax payments on these units in the form of shares of the Company's common stock and stock units in lieu of cash.

  Compensation of CEO. John D. Roach joined the Company as Chairman, President and CEO in July 1991. The Company entered into an employment agreement with Mr. Roach at that time, the terms of which were determined pursuant to arms-length negotiations. Mr. Roach's employment agreement, as amended in January 1995, is described above, under the Section entitled "Employment, Severance and Change-of-Control Arrangements."

  The Committee believes that Mr. Roach's base salary for 1996 was set at the median salary level for his position at comparable companies surveyed by the Committee.

  Mr. Roach earned a cash bonus of $564,850 under the Annual Cash Incentive Program for performance during 1996, representing 98.75% of the maximum potential bonus Mr. Roach may earn under this program. Mr. Roach's bonus was based on the Company achieving certain earnings targets determined at the beginning of the year (75% weight) and the achievement by Mr. Roach of individual performance goals set by the Committee (25% weight). The maximum annual bonus that Mr. Roach may earn under this program is an amount equal to 130% of his base salary.

  In 1996, the Committee granted an aggregate of 40,000 stock options and 50,000 stock units to Mr. Roach under the 1995 Stock Incentive Plan. The Committee determined the size of the awards by reviewing the amount of equity-based compensation granted to CEOs at companies included in the Survey Group, as well as by evaluating Mr. Roach's job responsibilities, past performance and expected future contributions.

  Policy on Deductibility of Compensation. Section 162(m) of the Internal Revenue Code provides that a company may not take a tax deduction for that portion of the annual compensation paid to a named executive officer in excess of $1 million, unless certain exemption requirements are met. The 1995 Stock Incentive Plan is designed to meet the exemption requirements of Section 162(m). The Committee has determined at this time not to seek to qualify the Company's remaining executive officer compensation programs under Section 162(m).

  The Company's executive compensation program is subject to change at the discretion of the Committee. The Committee will monitor the Company's executive compensation program on an ongoing basis to ensure that it continues to support a performance-oriented environment and remains properly integrated with the Company's annual and long-term strategic objectives.

                       MEMBERS OF COMPENSATION COMMITTEE

            George B. James, Chairman  John W. Koeberer
            G. Robert Evans            Bill M. Lindig
            William D. Eberle          Donald K. Miller
            Philip R. Bogue

                                 EXHIBIT INDEX

 EXHIBITS                             DESCRIPTION                          PAGE
 --------                             -----------                          ----
 Exhibit 1(a) --Agreement and Plan of Merger, dated as of May 27, 1997, among Parent, the Offeror and the Company (incorporated
               by reference to Exhibit 2 to the Company's Current Report
               on Form 8-K filed with the Commission on May 28, 1997).
 Exhibit 1(b) --Confidentiality Letter, dated April 23, 1997, between
               Parent and the Company.
 Exhibit 2(a) --Amended and Restated Employment Agreement, dated January
               1, 1995 between the Company and John D. Roach
               (incorporated by reference to the Company's Annual Report
               on Form 10-K for the year ended December 31, 1994).
 Exhibit 2(b) --Form of Amended and Restated Severance Agreement (Form
               of Severance Agreement for CEO and Senior Executives).
 Exhibit 3    --Form of Severance Agreement for Managers.
 Exhibit 4    --Form of Dallas Severance Agreement.
 Exhibit 5    --Form of Indemnification Agreement (incorporated by
               reference to the Company's Registration Statement on Form
               10 dated May 23, 1988, as amended on June 28, 1988).
 Exhibit 6(a) --Letter to Stockholders dated May 30, 1997.+
 Exhibit 6(b) --Press Release, dated May 28, 1997 (incorporated by reference to Exhibit 99 to the Company's Current Report
               on Form 8-K filed with the Securities and Exchange
               Commission on May 28, 1997).
 Exhibit 7(a) --Rights Agreement, dated as of August 25, 1988 between the Company and The First National Bank of Boston, as
               successor Rights Agent (incorporated by reference to the
               Company's Current Report on Form 8-K dated August 25,
               1988).
 Exhibit 7(b) --Amendment No. 1 to the Rights Agreement, dated as of
               February 11, 1994 (incorporated by reference to the
               Company's Form 8-A/A dated February 15, 1994).
 Exhibit 7(c) --Amendment No. 2 to Rights Agreement, dated as of May 27,
               1997 (incorporated by reference to the Company's Form 8-
               A/A dated May 29, 1997).
 Exhibit 8    --Opinion of Dillon, Read & Co. Inc. dated May 27, 1997.++

--------
 + Included in copy mailed to stockholders.
++ Included as Annex A in copy mailed to stockholders.